SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2012

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 3, 2012, entitled "RESULTS OF THE ANNUAL GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 3, 2012

By: /s/ Themba Gwebu
     Name: Themba Gwebu
     Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the Company")

RESULTS OF THE ANNUAL GENERAL MEETING

DRDGOLD shareholders ("Shareholders") are advised that at the annual general meeting ("AGM") of Shareholders held on Friday, 30 November 2012, all the ordinary and special resolutions as set out in the notice of AGM dated 17 September 2012, were approved by the requisite majority of Shareholders present thereat and represented by proxy, with the exception of special resolution number 4 relating to the proposed annual retainer fee for non-executive directors and special resolution number 5 relating to the issue of shares to Mr Craig Barnes in terms of the DRDGOLD (1996) Share Option Scheme, both of which were withdrawn.

Roodepoort
03 December 2012

Sponsor
One Capital